Filed by: Diebold, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Wincor Nixdorf AG

Commission File No.: 333-155520

March 31, 2016

Exhibit 99.1

DIEBOLD WINCOR NIXDORF
Investor Presentation
March / April 2016
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Use of non-GAAP financial information
Diebold has included non-GAAP financial measures in this presentation to supplement Diebold’s consolidated financial statements presented on a GAAP basis. Definitions of these non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included in this presentation.
Diebold’s management uses non-GAAP financial measures including, but not limited to, EBITDA, Adjusted EBITDA, constant currency, non-GAAP product, service and total gross margins and non-GAAP operating profit and excludes gains, losses or other charges that are considered by Diebold’s management to be outside of Diebold’s core business segment operating results. Net debt and free cash flow are liquidity measures that provide useful information to management about the amount of cash available for investment in Diebold’s businesses, funding strategic acquisitions, repurchasing stock and other purposes. The Company calculates constant currency by translating the prior year results at the current year exchange rate.
These non-GAAP financial measures may have limitations as analytical tools, and these measures should not be considered in isolation or as a substitute for analysis of Diebold’s results as reported under GAAP. Items such as impairment of goodwill and intangible assets, though not directly affecting Diebold’s cash position, represent the loss in value of goodwill and intangible assets over time. The impairment expense associated with this loss in value is not included in non-GAAP financial measures such as Adjusted EBITDA and non-GAAP operating profit and therefore does not reflect the full economic effect of the loss in value of those goodwill and intangible assets. In addition, items such as restructuring charges and non-routine expenses that are excluded from Adjusted EBITDA and non-GAAP gross profit can have a material impact on cash flows and earnings per share. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies.
We compensate for the limitations on our use of these non-GAAP financial measures by relying primarily on our GAAP financial statements and using non-GAAP financial measures only supplementally. We also provide robust and detailed reconciliations of each non-GAAP financial measure to the most directly comparable GAAP measure in this presentation, and we encourage investors to review carefully those reconciliations.
We believe that providing these non-GAAP financial measures in addition to the related GAAP measures provides investors with greater transparency to the information used by Diebold’s management in its financial and operational decision-making and allows investors to see Diebold’s results “through the eyes” of management. We further believe that providing this information better enables investors to understand Diebold’s operating performance and to evaluate the efficacy of the methodology and information used by management to evaluate and measure such performance.
2 DIEBOLD WINCOR NIXDORF
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IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS RELATING TO THE PROPOSED ACQUISITION OF WINCOR NIXDORF
In connection with the proposed acquisition of Wincor Nixdorf, Diebold has made a voluntary public takeover offer (the “tender offer”) for all ordinary shares of Wincor Nixdorf and filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the tender offer. In addition, on February 4, 2016, the German Federal Financial Supervsiory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin“) approved the publication of the German offer document in connection with the tender offer (the “offer document“). Diebold has published the offer document on February 5, 2016. The acceptance period for the tender offer expired at the end of March 22, 2016 (Central European Time), and a statutory additional acceptance period begins on March 30, 2016, and ends on April 12, 2016, 24:00 hours (Central European Summer Time).
INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS RELATING TO THE TENDER OFFER AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE TENDER OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus relating to the tender offer, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus relating to the tender offer and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or by e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.
This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the tender offer are disclosed in the offer document, which was published on February 5, 2016, and in related documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus relating to the tender offer, the offer document and all documents in connection with the tender offer because these documents contain important information.
No offering of Diebold shares will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the tender offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.
3 DIEBOLD WINCOR NIXDORF
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Forward-looking statements
In this presentation, statements that are not reported financial results or other historical information are “forward-looking statements”. Forward-looking statements give current expectations or forecasts of future events and are not guarantees of future performance. These forward-looking statements relate to, among other things, the Company’s future operating performance, the Company’s share of new and existing markets, the Company’s short- and long-term revenue and earnings growth rates, and the Company’s implementation of cost-reduction initiatives and measures to improve pricing, including the optimization of the Company’s manufacturing capacity.
The use of the words “will,” “believes,” “anticipates,” “expects,” “intends” and similar expressions is intended to identify forward-looking statements that have been made and may in the future be made by or on behalf of the Company. Although the Company in good faith believes that these forward-looking statements are based upon reasonable assumptions regarding, among other things, the economy, its knowledge of its business, and on key performance indicators that impact the Company, these forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company believes that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of our Annual Report on From 10-K for the year ended December 31, 2015 and in our registration statement on Form S-4 which became effective on February 5, 2016. The Company is not obligated to update forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Some of the risks, uncertainties & other factors that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements include, but are not limited to:
• the Company’s ability to successfully consummate the Business Combination, including obtaining and consummating the necessary financing, hedging transactions and satisfying closing conditions;
• the ultimate outcome and results of integrating the operations of the Company and Wincor Nixdorf, the ultimate outcome of the Company’s pricing and operating strategy applied to Wincor Nixdorf ultimate ability to realize synergies; the effects of the Business Combination, including the Company’s future financial condition, operating results, strategy and plans;
• the effects of governmental regulation on the Company’s businesses or potential business combination transactions;
• the ability to obtain regulatory approvals and meet other conditions to the Business Combination on a timely basis;
• the success of the Company’s strategic business alliance with Securitas AB;
• the Company’s ability to extract costs related to its electronic security business from its ongoing operations;
• competitive pressures, including pricing pressures and technological developments;
• changes in the Company’s relationships with customers, suppliers, distributors and/or partners in its business ventures;
• changes in political, economic or other factors such as currency exchange rates, inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the worldwide business in the Company’s operations;
• global economic conditions, including any additional deterioration and disruptions in the financial markets, including bankruptcies, restructurings or consolidations of financial institutions, which could reduce the Company’s customer base and/or adversely affect its customers’ ability to make capital expenditures, as well as adversely impact the availability and cost of credit;
• acceptance of the Company’s product and technology introductions in the marketplace;
• the Company’s ability to maintain effective internal controls;
• changes in the Company’s intention to further repatriate cash and cash equivalents and short-term investments residing in international tax jurisdictions could negatively impact foreign and domestic taxes;
• unanticipated litigation, claims or assessments, as well as the outcome/impact of any current/pending litigation, claims or assessments, including, but not limited to, the Company’s Brazil tax dispute;
• variations in consumer demand for FSS technologies, products and services;
• potential security violations to the Company’s information technology systems;
• the investment performance of the Company’s pension plan assets, which could require the Company and to increase its pension contributions, and significant changes in healthcare costs, including those that may result from government action;
• the amount and timing of repurchases of common shares, if any; and
• the Company’s ability to achieve benefits from its cost-reduction initiatives and other strategic changes, including its multi-year realignment plan and other restructuring actions, as well as its business process outsourcing initiative.
4 DIEBOLD WINCOR NIXDORF
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Today’s presenters
DIEBOLD
Andy Mattes
President and Chief Executive Officer
Christopher Chapman
Senior Vice President, Chief Financial Officer
Christopher Sikora
Senior Manager, Investor Relations
5 DIEBOLD WINCOR NIXDORF
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Table of contents
1 Transaction overview
2 Strategic rationale
3 Industry overview
4 Diebold and Wincor overview
5 Financial overview
6 DIEBOLD WINCOR NIXDORF
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Transaction overview
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Transaction overview
• Diebold, Inc. (NYSE: DBD; “Diebold”) and Wincor Nixdorf AG (FWB: WIN; “Wincor”) announced on November 23, 2015 that the companies entered into a business combination agreement that valued Wincor at approximately $1.8 billion (as of November 23, 2015), including net debt
Under the terms of the agreement, Diebold has made a voluntary public takeover offer to Wincor shareholders at an offer price of €38.98 in cash and 0.434 Diebold common shares1 per Wincor share
• The complementary elements of the business combination are expected to create a global market leader in self-service solutions for financial institutions and retailers
• Transaction expected to yield approximately $160 million of annual cost synergies, representing ~3% of combined total costs, by the end of the third full year following completion of the transaction
• Company expects to fund the transaction (including the estimated transaction fees and expenses, refinance debt, and provide for liquidity) with cash proceeds from sale of the North American Electronic Security (“NAES”) business (completed on February 1, 2016), Diebold shares and a combination of $2.8 billion of permanent financing
Pro forma for the transaction, net leverage excluding synergies is anticipated to increase to ~4x2 at close and return to below ~3x by the end of year 3
• The transaction is currently targeted to close in the summer of 2016, after the completion of the voluntary public takeover offer for all issued and outstanding shares of Wincor (at the expiration of the acceptance period on March 22, 2016, the minimum tender offer threshold requirement of 67.6% of all Wincor shares was reached)
o The combination is subject to customary closing conditions, including anti-trust approvals
Note: EUR / USD = 1.1195 ECB reference rate
1) Based on the volume-weighted average share price of Diebold shares over the last five trading days prior to October 17, 2015, the day on which the companies confirmed entry into a non-binding term sheet for a proposed business combination, the total offer consideration represented a value of €52.50 per Wincor share, and €54.21 based on Diebold closing per share price at November 20, 2015
2) Net debt/EBITDA is defined as long-term debt plus short-term debt minus cash and cash equivalents divided by earnings before interest, taxes, depreciation and amortization adjusted for restructuring and other non-recurring items for the trailing 12 months, and includes the impact of the divested NAES business
8 DIEBOLD WINCOR NIXDORF
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Illustrative sources & uses
Sources and uses ($ million)
Sources
Cash proceeds from asset sale1 $291.0
$520.0 million Senior Secured Revolver due 2020 0.0
Senior Secured Term Loan A due 2020 230.0
Senior Secured Delayed Draw Term Loan A due 2020 250.0
New USD Senior Secured Term Loan B due 2023 1,100.0
New EUR Senior Secured Term Loan B due 20235 223.9
New Senior Unsecured Notes 500.0
New Equity issued to Wincor6 349.6
Total Sources $2,944.5
Uses
Wincor purchase price (basic shares outstanding)2 $1,650.7
Refinance existing Wincor debt (as of 12/31/15) 150.9
Refinance existing Diebold debt (as of 12/31/15)3 633.0
Excess cash to balance sheet4 331.4
Hedging cost and other settlements 33.2
Estimated fees and expenses 145.3
Total Uses $2,944.5
Note: EUR / USD = 1.1195; ECB rate as of 3/23/16
1) Cash proceeds from sale of NAES business received on February 1, 2016
2) Assumes 100% of Wincor Nixdorf ordinary shares are tendered; excludes Wincor Nixdorf options dilution of $23.0 million, which are assumed eligible for cash settlement
3) Excludes India and other debt which is not refinanced
4) Amount prefunded to provide additional liquidity
5) Represents €200.0 Term Loan B
6) Equity issued calculated as Diebold closing price of $27.02 as of 3/23/16 times 29.8 million Wincor Nixdorf ordinary shares outstanding times exchange ratio of 0.434x
9 DIEBOLD WINCOR NIXDORF
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Illustrative pro forma capitalization
Pro forma capitalization ($ mm)
PF 12/31/15 % of Total Capitalization xPF LTM EBITDA (w/ synergies)
Cash and Cash Equivalents1 $687.4
$520mm Revolver due 2020 $0.0 0.0% 0.0x
Term Loan A due 2020 480.0 10.8% 0.9x
New USD Term Loan B due 2023 1,100.0 24.9% 2.0x
New EUR Term Loan B due 2023 223.9 5.1% 0.4x
Total Senior Secured Debt $1,803.9 40.8% 3.2x
Net Senior Secured Debt $1,116.5 25.2% 2.0x
New Senior Unsecured Notes 500.0 11.3% 0.9x
Total Debt $2,303.9 52.1% 4.1x
Total Net Debt $1,616.5 36.5% 2.9x
Diebold Market Value of Equity2 1,772.5 40.0%
New Equity issued to Wincor3 349.6 7.9%
Total Capitalization $4,426.1 100.0%
Adjusted EBITDA4 400.7
Run-rate Synergies5 160.0
LTM 12/31/15 PF EBITDA $560.7
Note: EUR / USD = 1.1195; ECB rate as of 3/23/16
1) Incudes Diebold’s Cash and Cash Equivalents of $313.6 million and Wincor Cash and Cash Equivalents of $42.4 million as of 9/30/15 and additional liquidity to balance sheet of $331.4 million. Includes the proceeds from the sale of Diebold’s NAES business received on February 1, 2016, which are held in escrow and will be used in connection with the acquisition as a source of funding
2) Market value as of 3/23/16
3) Equity issued calculated as Diebold closing price of $27.02 as of 3/3/16 times 29.8 million Wincor Nixdorf ordinary shares outstanding times exchange ratio of 0.434x
4) Per adjusted EBITDA reconciliation on page 41
5) Represents run-rate cost synergies; first year cost synergies expected to be $53.0 million
10 DIEBOLD WINCOR NIXDORF
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Transaction timetable
March 2016 April 2016
S M T W T F S S M T W T F S
1 2 3 4 5 1 2
6 7 8 9 10 11 12 3 4 5 6 7 8 9
13 14 15 16 17 18 19 10 11 12 13 14 15 16
20 21 22 23 24 25 26 17 18 19 20 21 22 23
27 28 29 30 31 24 25 26 27 28 29 30
= Key Date
Date Event
March 30th Launch Senior Unsecured Notes
March 31st Commitments due on EUR and USD TLB facilities
Price Senior Unsecured Notes
April 5th Allocate TLB facilities
April 20th Notes fund (T+10)
Summer 2016 Closing targeted to occur upon last regulatory approval
11 DIEBOLD WINCOR NIXDORF
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Strategic rationale
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Overview of combination
DIEBOLD + WINCOR NIXDORF
• Innovative service solutions spanning the complete value chain
• Combines leading innovators to deliver fully integrated software and self-service technology
• Highly complementary geographic presence and customer base
• Strongly positioned to pursue $60 billion market including in growth areas of branch automation, omnichannel and mobile
• Experienced management team to lead ~$5.2 billion1 global company and deliver $160 million of cost synergies by the end of year 3
Note 1) Based on trailing 12 months revenue for Diebold and Wincor Nixdorf through December 31, 2015. Diebold revenue excludes contribution of NAES business which Diebold divested on February 1, 2016. Wincor Nixdorf financials have been converted from Euros to US$ using an ECB reference exchange rate of 1.1487 Euros/US$
2) Wincor Nixdorf’s regional revenue split has been adjusted to align more closely with Diebold’s regional definitions
Revenue1
Geographic mix1,2
EMEA 44%
Product mix1
“Diebold Nixdorf”
~$5.2 billion
Americas 37%
• Closely mirrors the total addressable market distribution
Asia Pacific 19%
Targeting ~65% mix for services & software
13 DIEBOLD WINCOR NIXDORF
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Combined company is creating a runway for growth
DIEBOLD + WINCOR NIXDORF
Strength in services
• ~$3 billion of services & software revenue1
• Enhanced services
portfolio spanning more markets
Omnichannel software innovation
• Packaged & custom offerings backed by strong professional services organization
• Phoenix multi-vendor software capabilities
Innovation accelerates through significant scale
• More resources for innovative R&D
• Combined installed base of nearly
1 million ATMs worldwide2
Global footprint
• Diebold’s position in North America combined with
Wincor Nixdorf’s
position in Europe
• Better aligned with addressable market
Opportunity for stronger returns on capital
• Scale benefits
• Expecting $160 million of annual cost synergies by end of
year 3
• Broader addressable market of $60 billion
Note: 1) Pro forma for combined company for the twelve months ending Dec 31, 2015
2) According to the 2014 Retail Banking Research Report
14 DIEBOLD WINCOR NIXDORF
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Combined company will be better positioned to provide full spectrum of addressable market opportunities
$60 billion addressable market opportunity for Diebold Nixdorf
Branch Transformation (~$30 billion TAM)1
Market Size ($bn)
Self-service value-added services $12
Branch Transformation 4
HW & SW, Break-fix Services 7
Cash-in Transit, Behind the Counter 7
Total $30
Payment (~$15 billion TAM)1
Market Size ($bn)
Aevi $10
Omnichannel 5
Total $15
Retail Automation (~$15 billion TAM)1
Market Size ($bn)
HW & SW Peripherals $8
HW & SW Maintenance 6
Back-end Cash Management 2
Total $16
Growth opportunities are primarily in developed countries
Source: 2015 data provided by Retail Banking Research, Bain, IHL Data and Diebold internal analysis
Note: 1) Total addressable market
15 DIEBOLD WINCOR NIXDORF
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Industry overview
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Physical currency is an integral and growing enabler of global commerce
Consumers use cash in 85% of all transactions
100%
15%
75%
50%
85%
25%
0%
Volume
Cash All Other
Cash will continue to grow through 2020 at
3% CAGR
Younger generation has higher cash preference
18 - 24 40%
25 - 34 31%
(years) 35 - 44 31%
Age 45 - 54 32%
55 - 64 25%
65 & Older 25%
0% 25% 50%
Notes in circulation has increased
significantly CAGR
Billions 19
~8%
Euro 9
US Dollar 24 38
~4%
2003 2015
Over half the global population is without a bank account, yet three-quarters have a mobile phone
17%
Unbanked 56% 64%
83%
Banked 44% 36%
Global High Income Developing
Countries Countries
Source: Federal Reserve of San Francisco Study, “Cash Continues to Play a Key Role in Consumer Spending”, April 2014; MasterCard Advisors; The World Bank; The Mercator Group
17 DIEBOLD WINCOR NIXDORF
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ATMs bridge the physical and digital worlds of cash
Projected growth in global ATM installed base and volume of cash withdrawals
Global Installed Base Forecast and Total Volume of Cash Withdrawals
Installed Base – Bank and Non-Bank ATMs
5,000,000
4,500,000
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
7-Year CAGR global installed base up 5.5%
2013
2014
2015F
2016F
2017F
2018F
2019F
2020F
160
140
120
100
80
60
Total Volume of Cash Withdrawals (billions)
Installed Based - Developed Installed Based - Emerging Volume of Global Cash Withdrawals
Projected 7-Year CAGR
- Global installed base up 5.5%
- Developed markets up ~1%
- Emerging markets up ~7% Volume of cash withdrawals up 5.8%
Source: Retail Banking Research 2015 report – Global ATM Market and Forecasts to 2020
Note: Developed markets include North America and Western Europe, emerging markets include Latin America, Middle East, Africa, Central Europe, Eastern Europe and Asia Pacific
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DIEBOLD WINCOR NIXDORF

Three main phases characterize the transformation in the way people connect with their money
1 Money Access Automation
Next 3-5 years
Shift led by financial and retail industries as labor costs increase
Complete portfolio – HW, SW and Services
Complementary trends in Banking and Retail
2 Mobile Payments
Next 5-10 years Dominant mobile payment platforms and players emerge
Portfolio components – not complete; e.g. Aevi, GAS
Extend across payments value chain
3 Transformative Change – Cash 2.0
Next 10+ years
Pronounced shift from physical cash to digital currency
Broad adoption of alternative exchange media, including crypto currencies like Bitcoin
Portfolio TBD; no components in current combined portfolio
Focus on NextGen fraud and security
Better positioned for replacement cycle
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DIEBOLD WINCOR NIXDORF

Market transformation will lead to a more complex competitive landscape
From current structure to highly competitive market place
1 AP headquartered ATM competitors becoming more competitive
50% of global
HW TAM sits in AP
China market to go nationalistic / AP players expanding into Europe
Increase in recycling technology
2 Value Chain Convergence
IAD-owned 16%
ATM
Bank-owned 84%
Independent ATM deployment (IAD) on the rise
Cash-in-transit (CIT) carriers moving into ATM maintenance service
Large outsourcer aggressively moving in
3 Branch Transformation / Automation drives Market Convergence
Bank multi - channel
Teller Channel
Self-Service
Mobile
Online
Competition from Teller Channel Vendor
… and Impact of Transformation in Payment Industry
Apple Pay
PayPal to acquire mobile wallet provider Paydiant
Digital currencies
Source: RBR 2014 Data
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DIEBOLD WINCOR NIXDORF

Branch automation rationale – as presented by a top U.S. bank
% of ATM enabled
consumer transactions
90%
50%
Current +2016
Cost per deposit by channel
$ 0.75
$ 0.65
$ 0.50
$ 0.25
$ 0.08
$ 0.03
$ 0.00
Teller
ATM
Remote Capture (mobile & online)
Transaction migration to ATMs and remote capture
Consumer Banking household transactions by channel in 2014
100%
75%
50%
25%
0%
1%
10%
10%
37%
48%
90%
62%
42%
2007
2010
2014
Teller
ATM
Remote Capture
Annual teller transactions (mm)1
~(100)
2012
2015
Transactional Staff (K)2
~(12)
2012
2015
Began rolling out next generation ATMs and new software to enhance functionality
1 Increasing ATM capacity in high volume branches
2 Increasing withdrawal limits
3 Higher funds availability through integration of cash recyclers
% of Consumer Banking customers using each channel 4Q15
79%
Mobile
38%
53%
Online
47%
80%
ATM
63%
56%
Branch
68%
Millenials (18-35)
Non-Millennials (36+)
Source: JPMorgan Chase & Co. Corporate Investor Days on February 24, 2015 and February 23, 2016, internal corporate assumptions
1) Teller transactions include all open households that transact in the branch for that respective year; 2) Transactional staff includes tellers, sales and service associates and assistant branch managers
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DIEBOLD WINCOR NIXDORF

Diebold and Wincor overview
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DIEBOLD – Who We Are
Overview
Leading provider of self-service solutions to financial, commercial and other markets
Founded in 1859; headquartered in North Canton, Ohio
~15,000 employees in more than 90 countries
Revenue of $2.4 billion and non-GAAP operating profit1 of $135 million during 2015
Market capitalization of ~$1.8 billion2
Meaningful business relationships with each of the top 10 banks in US
Highly experienced management team with successful track record of operational and financial performance
Services-led
Nearly 60% of revenue from software & services
>80% attach rate and 95% renewal rate
~100K ATMs under service contract in North America with ~30% consisting of managed services
~8,500 service professionals
Software-enabled
Phoenix is a leader in multi-vendor software
Supported by innovative hardware
Greater capacity and reliability from new family of self-service solutions
Cardless self-service solutions
Automating the way people connect with their money
Note:
1) GAAP operating profit of $59 million adjusted for restructuring, software impairment, Venezuela divestiture, legal, indemnification and professional fees, acquisition / divestiture fees, Brazil indirect tax and other non-routine income / expenses of $76 million.
2) As of March 23, 2016
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DIEBOLD WINCOR NIXDORF

Diebold 2.0 Transformation – Walk Phase Objectives
Transitioned to the Walk phase in 2015
2014
2015
2016
2017+
CRAWL
WALK
RUN
Pillars
COST
CASH
TALENT
GROWTH
Objectives – Walk Phase
Greater emphasis on improving revenue mix and top line growth in services and software
Grow managed, multi-vendor and professional services
Grow software business through Phoenix
Increase IP, invest in R&D and services and collaborate with customers
Shape business portfolio
Pending Wincor Nixdorf combination
China joint venture with Inspur
North America electronic security divestiture
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DIEBOLD WINCOR NIXDORF

Diebold – Financial Self-Service overview
Revenue ($ millions)
In constant currency, revenue increased by $72.7 million, or 3.3%, in 2015 compared to 2014
$2,138
$2,312
$2,166
$2,197
$2,109
2011A
2012A
2013A
2014A
2015A
Growth:
4.5%
8.2%
n/a
1.4%
(4.0)%
Source: Company filings and presentations
Note: FY 2013-2015 exclude revenue from NAES business
Key products
Self-service terminals
Assisted transaction solutions
Diebold-series-terminals
Activ Modules
Cash Despensers
Cash recyclers
Teller cash automation
Remote teller system
Deposit automation
In-branch technology
Self-service security
Drive up solutions
Key software
Vista
Commander
Xpression
Self-service ATM software for multi vendor
Provides rapid web services and channel integration
Provides open framework to deliver personalization, and to manage content and change in your self-service network
Provides transformation solutions
Also provides enterprise integration to migrate routine teller transactions
Geographic locations
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DIEBOLD WINCOR NIXDORF

Leading global service capabilities
Signed services deals with more than $350 million in total contract value during 2015
Strong Foundation
Cover entire service value chain
Consult
Design
Build
Run
1 With ~8,500 service professionals Diebold has
a global service organization
2 IT investments in field service apps and infrastructure as part of Diebold 2.0
3 >80% service attach rate with ~95% renewal rate
4 Line of sight on ~2/3 of revenue at start of fiscal year
5 More than ~13,000 competitive units under service contract in North America
Opportunities
Value Added Services
Managed services and outsourcing
Professional services around branch automation
Multi-vendor service
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DIEBOLD WINCOR NIXDORF

Services-led, software-enabled, supported by innovative hardware
Transformation initiatives improving mix of revenue and higher gross margins
100%
Services & Software 56 57 58 59 65
50%
Product1 44 43 42 41 35
2012 2013 2014 2015Mid-term
Total Diebold Non-GAAP Margin Performance 2 Mid-term
Service Gross Margin 27.0% 28.1% 32.1% 33.3% ~35%
Product Gross Margin 23.1% 18.6% 20.2% 18.7% ~20%
Total Gross Margin 25.1% 23.8% 26.4% 27.1%
Note: Revenue mix excludes North America electronic security business
1 Excludes Brazil other from hardware revenue
2 Non-GAAP gross margin is the percentage of GAAP gross margin adjusted for restructuring and non-routine items.
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DIEBOLD
WINCOR
NIXDORF

Managed services – Outsourcing
Largest Bank ATM fleet in North America
Diebold Managed ATMs
5,000+ US Bank 8,600+ PNC 12,500+ Wells Fargo
15,500+ Bank of America 16,000+ JP Morgan Chase 28,000+ Diebold
TD FSG BANK AMERICAN FIRST CREDIT UNION
Source: 2015 RBR report and Diebold internal estimates
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DIEBOLD
WINCOR
NIXDORF

Diebold – Total Security overview
Revenue ($ millions)
In constant currency, revenue decreased by $13.5 million, or 4.3%, in 2015 compared to 2014
$606 $624 $344 $312 $293
2011A 2012A 2013A 2014A 2015A
Growth: (3.9)% 3.0% n/a (9.3)% (6.3)%
Source: Note: FY Company 2013-2015 filings exclude and revenue presentations from NAES business
Key solutions
Barrier solutions
Safes Lock systems
Vault systems Secure vestibule
After hours depositories Teller stations
Monitoring solutions
Manages accessibility to facilities, rooms and assets
Provides intrusion monitoring services
Provides installation and monitoring of fire detection system
Provides video solutions to capture activities
Provides customized integrated services for security program
Geographic locations
Offices
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DIEBOLD
WINCOR
NIXDORF

Wincor Nixdorf overview
Corporate profile
Leading IT solutions provider for banks and retailers
Headquartered in Paderborn, Germany
~9,500 employees located in 130 countries
Revenue of €2.4 billion in FY2015 (€2.5b in LTM 12/31/15)
Main production sites in Germany and China
Advanced technology and software capabilities
Blue chip client base including:
25 out of the top 25 banks in Europe
24 out of the top 25 retailers in Europe
Exciting growth opportunities for cashless payments business (Aevi)
Delivering automation and omnichannel solutions to customers
Banking
Retail
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DIEBOLD
WINCOR
NIXDORF

Wincor – Banking overview
Business overview
Provides banks with a range of automated and self-service systems, such as automated teller machines (ATMs)
Also provides multi-channel Software for Banks
Key products & solutions include:
Automation and migration to self-service
Protecting retail banks against cyber attack
Also offers an open and flexible software architecture providing multichannel support and the option to restructure sales and service processes
Key customers
Revenue (€ millions)
CAGR 2011A–2015A: 0.9%
€1,527 €1,524 €1,614 €1,566 €1,582 €1,597
2011A 2012A 2013A 2014A 2015A LTM 12/31/15
Growth: 2.0% (0.2)% 5.9% (3.0)% 1.0% n/a
Source: Wincor materials
Note: FYE 9/30
Key products
Cash dispenser Full function ATM Deposit system Automated teller safes
Terminals Banking peripherals Security components Cash recycling systems
Key software
Channel delivery: Enable customers to reduce their costs and to improve the efficiency by automating their distribution channels
Management & optimization: Provides cash management and monitoring solutions
Security: Enables the control of ATMs and prevent payment fraud
Banking business enabling: Enables banks to automate cash transactions in branches
Key services
Global deployment: Provides installations of systems and modernizations of bank branches
ATM management: Provides monitoring of systems, maintenance services and handling of operating activities in branches
Cash cycle management: Provides minimization of money supply in circulation and projection of optimal intervals of cash supply
Transformational outsourcing: Supports IT infrastructure outsourcing
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DIEBOLD
WINCOR
NIXDORF

Wincor – Retail overview
Business overview
• Offers retail stores Electronic Point of Sale (POS) systems, automated self-checkout systems, cash management solutions and automated reverse vending machines for the return of bottles and containers
• Services are designed to enable retailers to structure and control globally standardized processes
• Offers services including:
• Checkout processes
• Reverse vending
• Software architecture
Key customers
Revenue (€ millions)
€801 €819 €851 €903 €845 €917
2011A 2012A 2013A 2014A 2015 ALTM 12/31/15
Growth: 8.0% 2.2% 3.9% 6.1% (6.4)% n/a
Source: Wincor materials
Note: FYE 9/30
Key products
Self checkout solutions
POS systems
Peripherals Pay tower solutions
Cash cycle management
Interactive kiosk solutions
Reverse vending systems
Electronic shelf labelling
Key software
Retail store solutions: Provides solutions at POS systems and self checkout systems
Retail cash management: Provides automation for safeguarding of cash, the cash recycling systems and the planning of money transports
Enterprise solutions: Manages whole store network between headquarters & branches
Reverse-vending solutions: Provides monitoring of machines and integration of reverse vending solutions in POS-systems
Key services
Global deployment: Provides installations of POS systems
Availability services: Provides maintenance services
Store lifecycle management: Provides solutions to support retailers’ day-to-day operational IT activities and optimize their IT processes
Cash cycle management: Provides services to optimize cash handling
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DIEBOLD
WINCOR
NIXDORF

Financial overview
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Summary of key credit highlights
1 Forms a leading provider of self-service solutions with balanced geographic footprint
2 Comprehensive product and service offerings create platform to drive organic growth
3 Large global ATM installed base provides services and software opportunity
4 Well-positioned to capitalize on dynamic industry conditions
5 Significant deleveraging driven by execution of the synergy plan
6 Experienced management team comprised of top Diebold and Wincor personnel
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DIEBOLD
WINCOR
NIXDORF

Diebold historical operating metrics
Historical trends of average exchange rate
EUR/USD USD/BRL USD/CNY
2011 1.3924 1.6689 6.4629
2012 1.2859 1.9463 6.3091
2013 1.3280 2.1496 6.1489
2014 1.3287 2.3469 6.1607
2015 1.1106 3.2744 6.2830
1Q16 1.1040 3.8880 6.5402
Source: Bloomberg
Sales1 ($mm)
FYE 12/31 FSS Security Brazil, other
$2,836 $2,992
$99 $2,583 $2,735
$93 $225 $2,419
$72
$624$18
$606 $344 $312$293
$2,138 $2,269 $2,166 $2,197 $2,109
2011 2012 2013 2014 2015
Total growth: 0.4% 5.5% n/a 5.9% (11.5)%
1 FY 2011-2012 financials are not restated and include NAES business; FY 2013-2015 financials are restated and exclude revenue from NAES business
Adjusted EBITDA1 ($mm)
FYE 12/31
$324 $300 $233 $295 $229
2011 2012 2013 2014 2015
Margin: 11.4% 10.0% 9.0% 10.8% 9.5%
1 FY 2011-2012 financials are not restated and include NAES business; FY 2013-2015 financials are restated and exclude revenue from NAES business; Adjusted EBITDA reconciliations can be found on page 41 of this presentation
Adjusted EBITDA minus Capex1 ($mm)
FYE 12/31
$269 $250 $199 $235 $177
2011 2012 2013 2014 2015
% Rev.: 9.5% 8.4% 7.7% 8.6% 7.3%
1 FY 2011-2012 financials are not restated and include NAES business; FY 2013-2015 financials are restated and exclude revenue from NAES business
Capex1 ($mm)
FYE 12/31
$55 $50 $34 $60 $52
2011 2012 2013 2014 2015
% Rev.: 1.9% 1.7%1.3%2.2%2. 2%
1 FY 2011-2012 financials are not restated and include NAES business; FY 2013-2015 financials are restated and exclude revenue from NAES business
Source: Company filings, investor presentations, company estimates
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DIEBOLD
WINCOR
NIXDORF

Diebold cost structure improvements – cost reduction target of $200 million through 2017
Cost Savings Program
Cost Savings $200 million
Investments
($100 million)
Net Savings $100 million
Net Savings1 Progression – 50% of Total Cost Savings ($ millions)
2013 2014 2015 2016 2017
$30 $25 $20 $15 $10
Total: $100
Note: 1) Realized $75 million in net savings as of 12/31/15

DIEBOLD
WINCOR
NIXDORF
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Wincor historical operating metrics
Revenues (€mm)
FYE 9/30
€2,328 €2,343 €2,465 €2,469 €2,427 €2,514
2011 2012 2013 2014 2015 LTM 12/31/15
Growth: 4.0% 0.6% 5.2% 0.2% -1.7% n/a
Note: LTM 12/31/15 revenue calculated as FY2015 revenue of €2,427mm plus Q1 2016 revenue of €727mm minus Q1 2015 revenue of €640mm
Adjusted EBITDA minus Capex (€mm)
FYE 9/30
€185 €176 €171
€153 €151 €122
2011 2012 2013 2014 2015 LTM 12/31/15
% Rev.: 7.9% 7.3% 7.1% 6.2% 5.0% 6.0%
Source: Wincor filings
Note: Wincor capex only includes cash payments made for investment in property, plant and equipment
Adjusted EBITDA1 (€mm)
FYE 9/30
€228 €217 €215
€201 €190 €161
2011 2012 2013 2014 2015 LTM 12/31/15
Adj. Margin: 9.8% 9.3% 8.7% 8.1% 6.6% 7.5%
1 Defined as EBITDA per filing plus restructuring charges and share-based compensation
Note: 2014 adjusted EBITDA excludes net income from sale of building in Singapore; LTM 12/31/15 EBITDA calculated as FY2015 EBITDA of €161mm plus Q1 2016 EBITDA of €79mm minus Q1 2015 EBITDA of €50mm;
EBITDA reconciliations can be found on page 42 of this presentation
Capex (€mm)
FYE 9/30
€46 €48 €43
€39 €39 €39
2011 2012 2013 2014 2015 LTM 12/31/15
% Rev.: 1.9% 2.0% 1.6% 1.9% 1.6% 1.6%
Note: Wincor capex only includes cash payments made for investment in property, plant and equipment; LTM 12/31/15 capex calculated as FY2015 capex of €56mm plus Q1 2016 capex of €9mm minus Q1 2015 capex of €9mm

DIEBOLD
WINCOR
NIXDORF
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Attractive pro forma financial model
Revenue, Synergies
& Operating Margins
Revenue cross-sell / up-sell opportunities
Expect to improve revenue mix of services & software
~$160 million of annual cost synergies by end of year 3
Additional benefits expected from current cost savings programs underway at both companies
Capital Allocation Priorities
Strong financial performance will support deleveraging from ~4x net debt/EBITDA1,2 at closing to consistently below 3x net debt/EBITDA by end of year 3 Following the transaction close, combined company intends to pay a dividend of approximately 1/3 of Diebold’s current annual cash dividend per share, subject to market and other conditions Reinvest in innovative software and solutions
Note: 1) Net debt/EBITDA is defined as long-term debt plus short-term debt minus cash, cash equivalents and short-term investments, divided by earnings before interest, taxes, depreciation and amortization adjusted for restructuring and other non-recurring items for the trailing 12 months. This ratio takes into account the divestiture of Diebold’s NAES business
2) EBITDA does not include anticipated synergies

DIEBOLD
WINCOR
NIXDORF
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Making progress on integration planning
A Synergies
Developing action plans to accelerate the realization of combination benefit initiatives after close
Accountability for cost synergies will be assigned immediately following the close
B Leadership
Leadership structure outlined in the business combination agreement
Future business model defined
by Line of Business
by Region
C Restructuring
Wincor Nixdorf increased its savings targets from the company’s previously-announced 7-point restructuring plan
Diebold reaffirmed its net savings plan for the Diebold 2.0 transformation
100%
Prior Current
0%
Close Year 1 Year 2 Year 3
CEO
Andy Mattes
CFO President Chief
Chris Eckard Integration Chapman Heidloff Officer Jurgen Wunram
3 LOB Leaders General Counsel
Creating the premier self-service company for financial & retail markets

DIEBOLD
WINCOR
NIXDORF
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Detailed cost synergy plans
Combination benefit initiatives
Revenue
Increase sale of services
Cross sell software
COGS
(~$90 million)
Direct materials - scale
Streamlined solutions
Higher direct service utilization Rationalize coverage overlap
Opex
(~$70 million)
Integrate corporate & regional resources
Rationalize operational functions
Back-office harmonization
Cost Synergy Break-down
Product Component
Coverage
Shared services
Purchasing
R&D and product management
Plant consolidation
COGS (service cost)
SG&A
Consolidate spend base and renegotiate contracts
Standardize components across product lines (e.g., deposit automation, processors)
Optimize resources across solution sets Consolidate components and/or products
Consolidate assembly within major hubs
Leverage new China Joint Venture with Inspur Group
Rationalize service delivery at country level to achieve better density and efficiencies
Rationalize overlapping regional sales management Frontline salesforce/sales admin maintained Regional and corporate SG&A synergies
~40% ~30% ~30%
~$160 million of annual cost synergies by end of year 3

DIEBOLD
WINCOR
NIXDORF
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Diebold Adjusted EBITDA reconciliation
Adjusted EBITDA reconciliation
($mm) 2011 2012 2013 2014 2015 PF 12/31/15
Income (loss) from continuing operations before taxes $158.9 $110.9 ($141.8) $154.7 $45.8 ($177.5)
Interest expense 34.5 30.3 29.2 31.4 32.5 144.2
Depreciation and amortization expense 79.9 78.6 82.4 73.4 64.0 201.4
Less: Income attributable to noncontrolling interests, net of tax (7.3) (5.9) (5.1) (2.6) (1.7) (3.2)
EBITDA $266.0 $213.9 ($35.3) $256.9 $140.6 $164.9
Stock based compensation $14.3 $13.8 $15.4 $21.5 $12.4 18.3
Gain on sale of assets, net (1.9) (1.2) (2.4) (12.9) (0.6) (0.6)
Restructuring expenses 26.2 15.2 53.2 11.6 21.2 113.1
Impairment of assets 3.0 15.8 72.0 2.1 18.9 18.9
Venezuela devaluation — — 1.6 12.1 7.5 7.5
Legal, indemnification and professional fees 16.5 16.8 5.1 9.2 14.7 14.7
Acquisition / divesiture fees — — — — 21.1 21.1
Acquisition related hedging — — — — (7.0) (7.0)
Purchase accounting adjustments — — — — — 49.2
Brazil indirect tax — — 0.8 (5.8) 0.2 0.2
Legal settlements — — 45.2 — — —
Executive severance — — 9.3 — — —
Pension — 21.9 67.6 — — —
Other — 3.4 — — 0.4 0.4
Adjusted EBITDA $324.0 $299.6 $232.5 $294.7 $229.4 $400.7
Cost synergies1 53.0
Pro Forma Adjusted EBITDA $453.7
Source: Company filings
Note: 2011 and 2012 financials are based on historical filings and include result of
North America electronic security business; 2013 – 2015 financials are based on 2015 10-K, which has been restated to exclude
North America electronic security business; Diebold’s fiscal year ends on 12/31
1) Represents first year cost synergies; full run-rate cost synergies of $160.0 million expected to be achieved by the end of third year following the completion of the acquisition

DIEBOLD
WINCOR
NIXDORF
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Wincor Adjusted EBITDA reconciliation
Adjusted EBITDA reconciliation
(€mm) 2011 2012 2013 2014 2015 Q1 2015 Q1 2016 LTM 12/31/2015
Net profit on operating activities € 162.4 € 101.1 € 131.5 € 155.0 € 21.9 € 36.6 € 53.9 € 39.2
Amortization/depreciation of property rights, licenses and
property, plant and equipment 54.2 65.0 53.1 54.4 51.8 11.4 12.8 53.2
Write-down of reworkable service parts 8.7 7.8 6.5 6.6 2.4 0.8 2.0 3.5
EBITDA € 225.3 € 173.8 € 191.1 € 215.9 € 76.1 € 48.9 € 68.7 € 95.9
Stock-based compensation 2.7 3.6 4.1 4.9 5.1 1.1 (2.0) 2.0
Sale of building in Singapore — — — (20.0) — — — —
Restructuring expenses 0.0 40.0 20.0 0.0 80.0 0.0 12.0 92.0
Adjusted EBITDA € 227.9 € 217.4 € 215.2 € 200.8 € 161.1 € 50.0 € 78.7 € 189.8
Source: Wincor Nixdorf annual report
Note: Wincor Nixdorf fiscal year ends on 9/30

DIEBOLD
WINCOR
NIXDORF
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Exhibit 99.2

Diebold – Social Media Communications, Twitter

The following communications were or will be made available by posts on Twitter:

Tweet 1:	#Diebold and #WincorNixdorf initial share tender period ends successfully:

http://dbdinc.co/1HhohL6 Info: http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc/status/715537911056183297]

Tweet 2:	We’ve achieved a critical step toward creating a leading self-service company:

http://dbdinc.co/1HhohL6 Info: http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc/status/715591514894696448]

Tweet 3:	Latest news on combination with Wincor Nixdorf:

http://dbdinc.co/1HhohL6 Important info: http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc/]

Tweet 4:	Our historic transformation takes the next step:

http://dbdinc.co/1HhohL6 Important info: http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc/]

Exhibit 99.3

Diebold – Social Media Communications, LinkedIn

The following communication was made available by a post on LinkedIn:

Announcement: We have successfully completed the initial share tender period:

http://dbdinc.co/1HhohL6 Info: http://dbdinc.co/21cfGQa

[Link to https://www.linkedin.com/hp/update/6121374742403391488]

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination, Diebold has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the offer. In addition, on February 4, 2016, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) approved the publication of the German offer document in connection with the offer. Diebold has published the German offer document on February 5, 2016. The acceptance period for the offer expired at the end of March 22, 2016 (Central European Time) and a statutory additional acceptance period has begun on March 30, 2016, and will end on April 12, 2016, 24:00 hours (Central European Summer Time).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or by e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the public offer are disclosed in the offer document, which was published on February 5, 2016, and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus, the offer document and all documents in connection with the public offer because these documents contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the prospectus that is attached as Annex 4 to the German offer document and has been filed with the SEC. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.